EarthLink, Inc.

1375 Peachtree Street, N.E.

Atlanta, Georgia  30309

February 12, 2009

By Edgar

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance

Re:	EarthLink, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
Form 8-K Filed January 15, 2009
File No. 001-15605

Dear Mr. Krikorian:

As General Counsel and Secretary of EarthLink, Inc., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated February 3, 2009 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to EarthLink, Inc.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

If a comment has requested the Company provide the Staff with additional information so that the Staff may better understand the Company’s disclosure, it is set forth after the applicable comment.  The Company confirms that it will comply with all other comments in future filings as set forth below.  In order to explain to the Staff how the Company intends to comply in future filings, certain portions of the Company’s responses below are provided in disclosure type format. The bolded portions of these responses represent additions or modifications to the current disclosures in the Company’s filings to comply with the Staff’s request for the Company’s future filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1, Business, page 1

Proprietary Right, page 9

1.                                       We note your response to prior comment number 2, which asked you to provide more robust disclosure of your intellectual property as required by Item 101(c)(1)(iv) of Regulation S-K.  We do not agree with your conclusion that your proposed disclosure satisfies Item 101(c)(1)(iv).  Please provide more detailed disclosure of the importance to your Company of all trademarks, service marks, proprietary technologies, domain names, and similar intellectual property.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in our Form 10-K for the fiscal year ended December 31, 2008 we will provide the disclosure substantially as set forth below for proprietary rights:

Proprietary Rights

Our EarthLink, PeoplePC and New Edge Networks trademarks are valuable assets to our business, and are registered trademarks in the United States. In particular, we believe the strength of the EarthLink brand is important to the success of our business because it helps attract new customers and reinforces loyalty among existing customers. Additionally, our EarthLink, PeoplePC and New Edge Networks service marks, proprietary technologies, domain names and similar intellectual property are also important to the success of our business.  Although we do have several patents, we do not consider these patents important to our business.  We principally rely upon trademark law as well as contractual restrictions to establish and protect our technology and proprietary rights and information.  We require employees and consultants and, when possible, suppliers and distributors to sign confidentiality agreements, and we generally control access to, and distribution of, our technologies, documentation and other proprietary information. We will continue to assess appropriate occasions for seeking trademark and other intellectual property protections for those aspects of our business and technology that we believe constitute innovations providing us with a competitive advantage.  From time to time, third parties have alleged that certain of our technologies infringe on their intellectual property rights. To date, none of these claims has had an adverse effect on our ability to market and sell our services.

Item 8.  Financial Statements and Supplementary Data, page 55

Consolidated Statements of Operations, page 59

2.                                       We note your presentation of “net losses of equity affiliate” in “income (loss) from continuing operations before income taxes.”  Please tell us how your presentation complies with Rule 5-03 of Regulation S-X which indicates that equity in earnings of a 50 percent or less investee would be presented below income taxes.

Response:

We acknowledge the Staff’s comment.  Rule 5-03(b)(13) states that if justified by the circumstances, equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons may be presented in a different position and a different manner. The Company’s equity method losses relate to HELIO, LLC, a partnership investment and pass-through entity for tax purposes, and these losses are shown as a separate line item in non-operating income (pre-tax).  The Company believes this presentation is justified because the Company’s equity method losses are included in the Company’s income tax provision. Presentation of these amounts after the income tax provision would distort the components used to calculate the Company’s income tax provision and the Company’s effective income tax rate.

Item 15.  Exhibits and Financial Statement Schedules, page 106

3.                                       We note your response to prior comment number 9, which asked you to provide us with your analysis as to how you determined not to file certain agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  Please provide us with additional support for your conclusion that you are not substantially dependent upon your agreements with Time Warner Cable, Bright House Networks, and Comcast Corporation.  This analysis should include, but should not be limited to, a clear statement of the portion of your consolidated revenues attributable to each respective agreement, your ability to replace each contract without substantial additional cost or disruption to your business, and whether your reliance on these agreements has increased or diminished over time.

Response:

In response to the Staff’s comment, here is additional information the Company has taken into account in its determination that the Company entered into the above noted contracts in the ordinary course of business and that our business is not substantially dependent on any of these contracts.  Therefore, the contracts are not required to be filed pursuant to Item 601(b)(10)(ii)(B).

•                  Time Warner Cable and Bright House Networks – We have an agreement with Time Warner Cable.  Under the Time Warner Cable agreement, we are provided with Internet backbone network connectivity over the cable systems of Time Warner Cable and Bright House Networks, which we combine with our Internet services to create a cable broadband Internet access service that we offer to subscribers.  The percentage of our consolidated revenues attributable to this agreement has been substantially consistent for the past three years, representing approximately 13%, 12% and 14% for fiscal 2006, 2007 and 2008, respectively.  We do not believe we are substantially dependent on this agreement because these services do not represent a significant portion of our consolidated revenues.  We also note that this agreement contributed only approximately 7% of our operating profits for fiscal 2008.  Additionally, if Time Warner Cable terminates our agreement without cause, we must continue to be provided with Internet connectivity over the Time Warner Cable and Bright House Networks cable systems for our existing subscribers for three years (or six months if Time Warner Cable terminates our agreement for cause).  Currently, we do not have an alternative cable broadband provider. However, during this transition period we would seek to convert existing subscribers to one of our other services, such as DSL services. We do not believe we would incur substantial additional cost or disruption to our business; however, we cannot predict the percent of subscribers that would convert to our other services.

•                  Comcast Corporation – Under our agreement with Comcast, we are provided with Internet backbone network connectivity over the cable systems of Comcast, which we combine with our Internet services to create a cable broadband Internet access service that we offer to subscribers. The percentage of our consolidated revenues attributable to this agreement has been substantially consistent for the past three years, representing approximately 1%, 3% and 3% for fiscal 2006, 2007 and 2008, respectively.  We do not believe we are substantially dependent on the Comcast agreement because these services do not represent a significant portion of our consolidated revenues. We also note that this agreement contributed only approximately 2% of our operating profits for fiscal 2008.  Additionally, if Comcast terminates our agreement without cause, Comcast must continue to provide us with broadband Internet service for our existing subscribers for 12 months (or six months if Comcast terminates our agreement for cause). Currently, we do not have an alternative cable broadband provider. However, during this transition period we would seek to convert existing subscribers to one of our other services, such as DSL services. We do not believe we would incur substantial additional cost or disruption to our business; however, we cannot predict the percent of subscribers that would convert to our other services.

Form 8-K Filed January 15, 2009

4.                                       We note that you intend to record an impairment of the goodwill and certain intangible assets recorded in connection with your 2006 acquisition of New Edge Networks.  Please describe for us, in reasonable detail, the facts and circumstances leading to the impairment charge.  Also, please ensure that the MD&A disclosures in your upcoming Form 10-K adequately describe the circumstances leading to the charge and the assumptions and valuation models used to determine fair value of the goodwill and intangible assets.

Response:

We acknowledge the Staff’s comment.  The primary factor contributing to the impairment charge was the recent significant economic downturn. New Edge serves a large percentage of small and medium-sized business customers, including retail businesses, which have been particularly adversely affected by the recent economic downturn.  Economic conditions affecting retail businesses worsened substantially during the “holiday season” in the fourth quarter of 2008. As a result, the Company updated its long-range financial outlook in December 2008, which reflected decreased expectations of future growth rates and cash flows for New Edge. We used this updated financial outlook in conjunction with our annual impairment test.

In the MD&A disclosures in our 2008 Form 10-K we will adequately describe the circumstances leading to the charge and the assumptions and valuation models used to determine the fair value of the goodwill and intangible assets as substantially set forth below:

Impairment of goodwill and intangible assets

During the years ended December 31, 2007 and 2008, we recorded non-cash impairment charges for goodwill and intangible assets of $4.3 million and $78.7 million, respectively. We did not recognize any impairment losses during the year ended December 31, 2006. In accordance with SFAS No. 142, goodwill and indefinite-lived intangible assets must be tested for impairment annually or when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We have identified three reporting units for evaluating goodwill in accordance with SFAS No. 142, which are Consumer Services, (consisting of our consumer product offerings including narrowband and broadband access, voice and value-added services), New Edge and Web Hosting. Each of these reporting units constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results.

After conducting our annual impairment test in the fourth quarter of 2008, we concluded that goodwill and certain intangible assets recorded as a result of our April 2006 acquisition of New Edge were impaired and we recorded non-cash impairment charges related to the New Edge reporting unit of $64.0 million for goodwill, $3.1 million for the indefinite lived trade name and $11.6 million for customer relationships.

The impairment charge was recorded in accordance with SFAS No. 142 with respect to goodwill and trade names, and SFAS No. 144 with respect to the customer relationships. The primary factor contributing to the impairment charge was the recent significant economic downturn. New Edge serves a large percentage of small and medium-sized business customers, especially retail businesses, which have been particularly adversely affected by the recent economic downturn. As a result, management updated its long-range financial outlook in the fourth quarter of 2008, which reflected decreased expectations of future growth rates and cash flows for New Edge.

Impairment testing of goodwill is required at the reporting unit level and involves a two-step process. The first step of the impairment test involves comparing the estimated fair value of our reporting units with the reporting unit’s carrying amount, including goodwill. We estimated the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management for planning purposes. We estimated cash flows beyond the discrete forecasts by using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit.

Upon completion of the first step of the impairment test, we determined that the carrying value of our New Edge reporting unit exceeded its estimated fair value. Because indicators of impairment existed for this reporting unit, we performed the second step of the test required under SFAS No. 142. In accordance with SFAS No. 142, we determined the implied fair value of goodwill in the same manner used to recognize goodwill in a business combination. To determine the implied value of goodwill, we allocated fair values to the assets and liabilities of the New Edge reporting unit as of October 1, 2008. We calculated the implied fair value of goodwill to be the excess of the fair value of the New Edge reporting unit over the amounts assigned to its assets and liabilities. We then determined the impairment loss to be the amount by which the carrying value of goodwill exceeded the implied fair value of the goodwill.

5.                                       Please tell us what your reporting units are and tell us which reporting unit New Edge Networks was a part of.  Tell us consideration you gave to disclosing in your Critical Accounting Policies how your reporting units were identified and how goodwill is allocated to the reporting units. As part of your response, please tell us how the disclosures in your Form 10-K comply with the segment requirements in paragraph 45 of SFAS 142.

Response:

We acknowledge the Staff’s comment.  Although we operate two reportable segments in accordance with SFAS No. 131, Consumer Services and Business Services, we have identified three reporting units for evaluating goodwill in accordance with SFAS No. 142, Consumer Services, New Edge and Web Hosting. The Consumer Services reportable segment is also one reporting unit, while the Business Services reportable segment consists of two reporting units, New Edge and Web Hosting. Each of these reporting units constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results.

In regard to the consideration we gave in disclosing how our reporting units were identified and how goodwill is allocated to the reporting units, we stated in our Critical Accounting Policies disclosure in our 2007 Form 10-K in “Recoverability of noncurrent assets” on page 50 that:

Application of the goodwill and indefinite-lived intangible assets impairment tests requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger impairment.

In regard to paragraph 45 of SFAS No. 142, disclosure is required of the changes in the carrying amount of goodwill during the period. If a company reports segment information in accordance with SFAS No. 131, this disclosure should be made in total and for each reportable segment. During the year ended December 31, 2007, we did not have any changes in the carrying value of goodwill. During the year ended December 31, 2006, goodwill increased due to our acquisition of New Edge. We refer the Staff to Note 5, Acquisitions and Asset Purchases, on page 78 of our 2007 Form 10-K, where we disclose the amount of goodwill recognized as a result of the New Edge Networks acquisition and that this goodwill is included in our Business Services segment.  In our 2008 Form 10-K we will disclose changes in goodwill in total and for each reportable segment, and we will include this disclosure in our Goodwill and Purchased Intangible Assets footnote.

Additionally, in the Critical Accounting Policies and Estimates section in our 2008 Form 10-K we have substantially revised the disclosure on how we identified our reporting units and how we allocated goodwill to the reporting units as substantially set forth below:

Recoverability of noncurrent assets

We account for intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. We perform an impairment test of our goodwill and indefinite-lived intangible assets annually during the fourth quarter of our fiscal year or when events and circumstances indicate the indefinite-lived intangible assets might be impaired.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit.  Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, growth rates and other assumptions.  Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger impairment or could materially impact the amount of the impairment.

Although we operate two reportable segments in accordance with SFAS No. 131, we have identified three reporting units for evaluating goodwill in accordance with SFAS No. 142, which are Consumer Services, (consisting of our consumer product offerings including narrowband and broadband access, voice and value-added services), New Edge and Web Hosting. The Consumer Services reportable segment is also one reporting unit, while the Business Services reportable segment consists of two reporting units, New Edge and Web Hosting. Each of these reporting units constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results. Goodwill resulting from our New Edge acquisition in 2006 is allocated to the New Edge reporting unit. Goodwill resulting from all other acquisitions related to consumer products and is allocated to the Consumer Services reporting unit. No goodwill is allocated to the Web Hosting reporting unit.

Impairment testing of goodwill is required at the reporting unit level and involves a two-step process. The first step of the impairment test involves comparing the estimated fair value of our reporting units with the reporting unit’s carrying amount, including goodwill. We estimate the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit are based on discrete financial forecasts developed by management for planning purposes. We estimate cash flows beyond the discrete forecasts by using a terminal value calculation, which incorporates historical and forecasted financial trends for each identified reporting unit.

If we determine that the carrying value of a reporting unit exceeds its estimated fair value, we perform a second step. The implied fair value of goodwill is determined in the same manner as utilized to recognize goodwill in a business combination. The implied fair value is measured as the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities. Any impairment loss is measured by the amount the carrying value of goodwill exceeded the implied fair value of the goodwill.

Our indefinite-lived intangible assets consist of certain trade names. We determine the fair value of our trade names using the royalty savings method, in which the fair value of the asset is calculated based on the present value of the royalty stream that we are saving by owning the asset. The royalty savings method involves a significant level of judgment, and changes to estimates and assumptions underlying the method could materially affect the determination of fair value.

6.                                       Considering the intended write-down of your goodwill and intangibles, please tell us how your MD&A disclosures in your Form 10-Q for the quarter ended September 30, 2008 adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations.  In this regard, tell us how you considered providing disclosure that addresses the existence of negative factors that may impact the recoverability of your goodwill.  Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment.  The primary factor contributing to the impairment charge was the recent significant economic downturn. New Edge serves a large percentage of small and medium-sized business customers, including retail businesses, which have been particularly adversely affected by the recent economic downturn.  The impact of the economic conditions on the retail business of our Business Services segment worsened substantially during the “holiday season” in the fourth quarter of 2008.  As a result, we updated our long-range financial outlook in December 2008, which reflected decreased expectations of future growth rates and cash flows for New Edge.  Economic conditions have continued to worsen in the first quarter of 2009.  In our 2008 Form 10-K we will add related disclosures to a new “Trends in our Business” subsection of the Overview to our Management’s Discussion and Analysis.  This disclosure is substantially set forth below:

Our small and medium-sized business customers, including retail businesses, are particularly exposed to an economic downturn in the economy. Our churn rates for business services customers increased during the year ended December 31, 2008 as a result downsizing, retail store closures and other business issues resulting from the recent economic downturn. We expect continued pressure on revenue and churn rates for our business services, especially given the state of the economy. However, we expect to continue to align our cost structure with trends in our revenue. We recognized an impairment charge of $78.7 million during the fourth quarter of 2008 related to our Business Services segment in conjunction with our annual test of goodwill and intangible assets deemed to have indefinite lives. The primary factor contributing to the impairment charge was the recent significant economic downturn, which resulted in management updating its long-range financial outlook. As the ongoing expected cash flows and carrying amounts of our remaining goodwill and other intangible assets are assessed, changes in economic conditions, changes to our business strategy, changes in operating performance or other indicators of impairment, could cause us to realize an additional impairment charge.

In our Third Quarter 2008 Form 10-Q we included the following new Risk Factor in Part II, Item 1A, which set forth our understanding of the risk of the impact of economic conditions on our Business Services segment at that time:

Adverse economic conditions may harm our business, particularly our business services segment.

Unfavorable economic conditions, including the possibility of a recession and recent disruptions to the credit and financial markets, could cause customers to slow spending. Specifically, we believe our small and medium sized business customers are more exposed to an economic downturn in the economy than our consumer customers.  If demand for our services decreases, corporate spending for our services decreases or the downsizing by business customers of their businesses increases, our revenues would be adversely affected and churn may increase. In addition, during challenging economic times our business customers may face issues gaining timely access to sufficient credit, which may impair the ability of our customers to pay for services they have purchased. Any of the above could cause us to increase our allowance for doubtful accounts and write-offs of accounts receivable, to impair amounts capitalized as intangible assets, including goodwill, or otherwise have a material effect on our business, results of operations, financial condition and cash flows.

7.                                       We note that you intend to release a portion of your valuation allowance. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted.  See paragraph 20 through 25 of SFAS 109.  Also, tell us how you determined the amount of the valuation allowance that was released.  As part of your response, tell us how you considered the circumstances that led to the goodwill impairment when determining that the valuation allowance should be released.

Response:

We acknowledge the Staff’s comment.  The positive evidence we considered when assessing the likelihood of realizing our deferred tax assets included the net taxable income generated in 2008 and the net taxable income projected for 2009. These numbers reflect the Company’s focus on its consumer access business; the benefits realized from our 2007 corporate restructuring plan in which we significantly reduced headcount and closed or consolidated certain facilities; our revised business strategy to significantly reduce sales and marketing spending; the discontinuation of our municipal wireless broadband operations; and the elimination of continued funding for certain investments. We also considered other sources of taxable income that may be available under applicable tax law to realize a tax benefit related to our deferred tax assets, including future reversal of existing taxable temporary differences, and taxable income in prior carryback years and tax planning strategies.

The negative evidence we considered when assessing the likelihood of realizing our deferred tax assets was the book loss before taxes generated in 2007. However, this loss in 2007 included $111.3 million of net losses of equity affiliate, $65.4 million of facility exit and restructuring costs and $80.3 million in losses from our discontinued municipal wireless broadband operations, which we do not expect to incur in the future.

We gave more weight to the positive evidence because our consumer access business is a predictable business which has generated positive operating results over the past five years. We also gave more weight to the positive evidence because the loss generated in 2007 was attributable to the items that we do not expect to incur in the future.

We determined the amount of the valuation release by analyzing our 2009 operating budget and considering the predictability of our consumer access business.  We believe that the 2009 operating budget for our consumer access business is predictable because it is based on our subscriber count, predictable churn rates and predictable average revenue and costs per subscriber.

The goodwill impairment charge was primarily the result of the recent economic downturn. We considered the recent economic downturn in our 2009 operating budget, which was used in assessing our valuation release. To date, the economic downturn has not had a significant adverse impact on our consumer access business.  We believe the economic downturn has primarily affected our business services business, which is the segment in which we took the goodwill impairment charge.

* * * *

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 748-6634 or to our outside counsel, David Carter, at (804) 697-1253.

Sincerely,

/s/ Samuel R. DeSimone, Jr.
Samuel R. DeSimone, Jr.
General Counsel and Secretary

cc:	Jason Niethamer, Securities and Exchange Commission, Staff Accountant
Christine Davis, Securities and Exchange Commission, Assistant Chief Accountant
Evan Jacobson, Securities and Exchange Commission, Staff Attorney
Barbara Jacobs, Securities and Exchange Commission, Assistant Director
David M. Carter, Troutman Sanders LLP